[redacted]

12011190

SEC ... ISSION

SEC Mail Processing Section
FEB 24 2012
Washington, DC
123

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 48197 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: P.J. ROBB VARIABLE CORPORATION

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4135 NORTH FRONT STREET
(No. and Street)

| HARRISBURG | PA | 17110 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JENNIFER MATLOCK 717-657-0789
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

| 700 N. PEARL STREET | DALLAS | TX | 75201 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, JENNIFER MATLOCK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of P.J. ROBB VARIABLE CORPORATION, as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Michael J. Wagner, Notary Public
Lower Paxton Twp., Dauphin County
My Commission Expires May 3, 2012
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# P.J. Robb Variable Corporation

(A wholly owned subsidiary of Crump Life Insurance Services, Inc.)

## Financial Statements and Supplementary Information Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Report of Independent Auditors on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

## December 31, 2011

The report accompanying these financial statements was issued by BDO USA, LLP, a Delaware limited liability partnership and the U.S. member of BDO International Limited, a UK company limited by guarantee.

BDO

# P.J. Robb Variable Corporation

(A wholly owned subsidiary of Crump Life Insurance Services, Inc.)

**Financial Statements and Supplementary Information Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Report of Independent Auditors on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5**

**December 31, 2011**

BDO

Tel: 214-969-7007
Fax: 214-953-0722
www.bdo.com

700 North Pearl
Suite 2000
Dallas, Texas 75201

**Independent Auditors' Report**

To the Board of Directors and Stockholder of
P.J. Robb Variable Corporation
Harrisburg, Pennsylvania

We have audited the accompanying statement of financial condition of P.J. Robb Variable Corporation (a wholly owned subsidiary of Crump Life Insurance Services, Inc.) (the "Company") as of December 31, 2011 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of P.J. Robb Variable Corporation at December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the 2011 financial statements taken as a whole. The accompanying supplemental information is presented for additional analysis to comply with Rule 17-a5 under the Securities Exchange Act of 1934 and is not a required part of the financial statements. This supplemental information is the responsibility of management and is derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. Such information has been subjected to auditing procedures applied in our audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplementary information described above is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

BDO USA, LLP

Dallas, Texas
February 21, 2012

# P.J. Robb Variable Corporation
**(A wholly owned subsidiary of Crump Life Insurance Services, Inc.)**
## Statement of Financial Condition
## December 31, 2011

| | |
|---|---|
| **Assets** | |
| Cash | 2,855,484 |
| Restricted cash | 858,361 |
| Commissions receivable - net of allowances of $51,987 | 1,849,433 |
| Accounts receivable from affiliate | 35,604 |
| Agent advances, net of allowance of $924 | 1,408 |
| Deferred tax assets | 20,416 |
| Prepaid expenses | 92,857 |
| Goodwill | 10,519,000 |
| Total assets | $ 16,232,563 |
| **Liabilities and Stockholder's Equity** | |
| Liabilities | |
| Commissions payable | 1,767,493 |
| Payables to affiliate | 1,048,178 |
| Accrued expenses and other liabilities | 44,046 |
| Total liabilities | 2,859,717 |
| Stockholder's equity | |
| Common stock, no par value; 2,000 shares authorized; 1,400 shares issued and outstanding | 35,000 |
| Additional paid-in capital | 12,704,945 |
| Retained earnings | 632,901 |
| Total stockholder's equity | 13,372,846 |
| Total liabilities and stockholder's equity | $ 16,232,563 |

The accompanying notes are an integral part of these financial statements.

# P.J. Robb Variable Corporation
## (A wholly owned subsidiary of Crump Life Insurance Services, Inc.)
## Statement of Income
## Year Ended December 31, 2011

| | |
|---|---|
| **Revenue** | |
| Commission income | $ 13,106,254 |
| Revenue from affiliate | 387,269 |
| Total revenue | 13,493,523 |
| **Expenses** | |
| Commission expense | 6,655,024 |
| Administrative service fees to affiliate | 1,926,289 |
| Regulatory fees | 117,592 |
| Outside service fees - legal | 3,678 |
| Outside service fees - audit | 45,000 |
| Outside service fees - other | 84,150 |
| Franchise tax | 33,667 |
| Other expense | 90,251 |
| Total expenses | 8,955,651 |
| Income before taxes | 4,537,872 |
| Income taxes | 1,754,499 |
| Net income | $ 2,783,373 |

The accompanying notes are an integral part of these financial statements.

# P.J. Robb Variable Corporation
### (A wholly owned subsidiary of Crump Life Insurance Services, Inc.)
## Statement of Changes in Stockholder's Equity
## Year Ended December 31, 2011

| | Common Stock | Additional Paid-in Capital | Retained Earnings | Total Stockholder's Equity |
|---|---|---|---|---|
| **Balances at December 31, 2010** | $ 35,000 | $ 12,704,945 | 339,528 | $ 13,079,473 |
| Net income | - | - | 2,783,373 | 2,783,373 |
| Dividends | - | - | (2,490,000) | (2,490,000) |
| **Balances at December 31, 2011** | $ 35,000 | $ 12,704,945 | $ 632,901 | $ 13,372,846 |

The accompanying notes are an integral part of these financial statements.

# P.J. Robb Variable Corporation
### (A wholly owned subsidiary of Crump Life Insurance Services, Inc.)
## Statement of Cash Flows
## Year Ended December 31, 2011

| | |
|---|---|
| **Cash flows from operating activities:** | |
| Net income | $ 2,783,373 |
| Adjustments to reconcile net income to net cash provided by operating activities | |
| Changes in assets and liabilities: | |
| Restricted cash | (334,946) |
| Commissions receivable | (188,103) |
| Accounts receivable from affiliate | (35,604) |
| Agent advances | 48,207 |
| Deferred tax assets | 14,140 |
| Prepaid expenses | (17,739) |
| Commissions payable | 382,260 |
| Accrued expenses and other liabilities | (3,692) |
| Net cash provided by operating activities | 2,647,896 |
| **Cash flows from financing activities:** | |
| Payables to affiliate | 740,894 |
| Dividends | (2,490,000) |
| Net cash used by financing activities | (1,749,106) |
| Net increase in cash | 898,790 |
| Cash at beginning of year | 1,956,694 |
| Cash at end of year | $ 2,855,484 |

The accompanying notes are an integral part of these financial statements.

## 1. Organization

P.J. Robb Variable Corporation (the "Company") is a wholly owned subsidiary of Crump Life Insurance Services, Inc. (the "Parent") which, in turn, is a wholly owned subsidiary of C.G. JCF Corporation ("Crump Group"). C.G. JCF Corporation is a wholly owned subsidiary of C.G. JCF, LLC ("JCF LLC") which, in turn, is a wholly owned subsidiary of C.G. JCF Holdings, Inc. ("JCF Holdings"). The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company acts as a retail and wholesale broker-dealer of life insurance and annuity products for various insurance carriers. During 2009, the Company was approved to process mutual fund commissions for retirement and benefit plans serviced by an affiliate. The Company conducts business on a national basis.

## 2. Significant Accounting Policies

### a) Cash

Cash includes funds on deposit with financial institutions that are readily available for withdrawal or other use. The Company maintains cash deposits in banks which, from time to time, exceed the amount of deposit insurance available. Management periodically assesses the financial condition of the institutions and believes that any potential credit loss is minimal.

### b) Restricted Cash

The Company holds unremitted mutual fund commissions in a fiduciary account for the exclusive benefit of customers in accordance with section (k)(2)(i) of the Securities and Exchange Act Rule 15c3-3. All mutual fund commissions are remitted on a monthly basis and the Company additionally maintains a minimum of $200,000 in the account.

### c) Revenue Recognition

The Company recognizes commission revenue on an accrual basis when products are sold or renewed based on agreed-upon percentages with the insurance carriers that include certain percentages related to the Parent obtaining specified volume levels with carriers. Bonus percentages are adjusted monthly based on actual volume of product sales of the Parent.

Commission revenue on the accompanying statement of income of $13,106,254 is recorded net of commission expense of $5,222,187.

### d) Commissions Receivable from and Payable to Insurance Carriers and Mutual Fund Companies

The Company's receivables are from insurance carriers and mutual fund companies. The Company performs credit evaluations of its customers and generally does not require collateral for commissions receivable. The Company has reflected commissions receivable arising from the Company's operations on its statement of financial condition.

In its capacity as a broker dealer, the Company collects commissions from carriers for first year product sales and subsequent renewals, recorded as commission income and

receivable, and may remit payments, known as override, to the agents, recorded as commission expenses and payable. The Company also collects mutual fund commissions on behalf of an affiliate overseeing various retirement and benefit plans and remits payments back to the plans. Mutual fund commissions may be recorded on a gross or net basis depending on the nature of the relationship between the plan, plan sponsor, and our affiliate. Commission revenue on the accompanying statement of income is recorded net of mutual fund commission remittances of $3,074,692. The Company maintains an allowance for commission adjustments in its commissions receivable. In establishing the required allowance, management considers historical losses, current receivable aging, lapse patterns and existing economic conditions.

**e) Goodwill**

Goodwill represents the excess of the cost of an acquired entity over the net amounts assigned to tangible and identifiable intangible assets acquired and liabilities assumed. The Company periodically evaluates goodwill for impairment no less than annually. Additional information pertaining to goodwill is presented in Note 5.

**f) Income Taxes**

The Company is included in the consolidated federal income tax return of its ultimate parent company, C.G. JCF Holdings, Inc., as well as certain combined or unitary state income or franchise tax returns. As such, the Company pays its income taxes through the ultimate parent company. The taxes paid by the Company are based on an effective tax rate that approximates the tax expense that would be recognized if the Company was to file such income tax returns on a stand-alone basis. As of December 31, 2011, the Company had tax-related balances due to affiliate of $141,421 that were included on the balance sheet as Payables to affiliate.

The asset and liability method is used in accounting for income taxes whereby deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws. A valuation allowance is provided when the Company determines that it is more likely than not that a portion of the deferred tax asset balance will not be realized.

The Company recognizes the impact of a tax position in the financial statements if the position is more likely than not of being sustained on examination by the taxing authorities, based on the technical merits of the position. Changes in recognition or measurement are recorded in the period in which the change in judgment occurs. The Company recognizes interest and penalties on unrecognized tax benefits as income tax expense.

**g) Use of Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates are related to goodwill, income taxes, revenue recognition and reserves for insurance premiums and commissions receivable. Actual results could differ from those estimates.

**h) Concentration of Risk**

Financial instruments that potentially expose the Company to concentrations of credit risk are accounts receivable. As of December 31, 2011 one individual customer accounted for approximately 33% of the total net accounts receivable. As of December 31, 2011 one individual customer accounted for 44% of total revenues. The Company maintains allowances for probable credit risks and otherwise controls this risk through monitoring procedures.

**i) Recently Issued Accounting Pronouncements**

In September 2011, the FASB issued ASU 2011-08, *Intangibles-Goodwill and Other (Topic 350): Testing Goodwill for Impairment*, which simplifies the requirements to test goodwill for impairment. The amendment permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing events and circumstances, an entity determines that it is not more likely than not that the fair value of the reporting unit is less than the carrying amount, then performing the two-step impairment test is unnecessary. However, if the entity concludes otherwise, then it is required to perform the quantitative impairment test. This guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, and early adoption is permitted. The adoption of this guidance did not have a material impact on the Company's financial condition, results of operations, or current disclosures.

## 3. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3 - 1 (the "Rule"), which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital under the Rule of $1,392,209 which was $1,142,209 in excess of its minimum required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2011 was 2.05 to 1.

## 4. Related-Party Transactions

For the year ended December 31, 2011, the Parent provided various services to the Company, such as financial statement preparation, use of personnel, and other administrative services. The Parent charged the Company a management services fee for direct costs and other personnel, designed to cover the costs, under a management services agreement. The management service fee would not necessarily be the same if an unrelated party provided these services to the Company. For the year ended December 31, 2011, total management fees charged by the Parent were $1,694,628 and included in administrative service fees to affiliate.

Additionally, the Parent allocates bonus commissions to the Company based on the percentage of premiums placed by the Company. These bonus amounts would not necessarily be the same if the Company was independent and an unrelated party paid bonuses to the Company. For the year ended December 31, 2011, total bonus commissions earned by the Company from the Parent were $2,070,057 and were reported as commission income.

During 2009 the Company entered into an agreement to provide mutual fund commission processing for retirement and benefit plans serviced by an affiliate. Under this agreement the Company processes mutual fund commissions for an administrative fee paid by the retirement and benefit plans for which the affiliate is the administrator. The administrative service fees earned by the Company would not necessarily be the same if paid by an independent and unrelated party. For the year ended December 31, 2011, total management fees charged to the affiliate were $387,269 and reported as revenue from affiliate. Additionally, to provide the mutual fund commission processing services, the affiliate provided various services such as use of personnel, information systems, and other administrative services. The affiliate charged the Company a management services fee for these costs. The management services fee would not necessarily be the same if an unrelated party provided these services to the Company. For the year ended December 31, 2011, total fees charged by the affiliate were $202,000 and included in administrative service fees to affiliate.

## 5. Goodwill

As a result of the August 1, 2007 acquisition of BISYS Insurance Services and Retirement Services by Crump Group, Inc., and in accordance with ASC 350 *"Intangibles – Goodwill and Other"*, approximately $689,000,000 of goodwill and other intangible assets were created or identified. Based on the Company's discounted future cash flows, $10,519,000 of the $689,000,000 was allocated as goodwill to the Company as contributed capital.

The Company assesses goodwill for impairment annually, or more frequently if circumstances indicate impairment may have occurred. At December 31, 2011, the Company evaluated goodwill for impairment and no goodwill impairment was identified or recognized.

## 6. Income Taxes

The Company's Federal income tax return is combined with C.G. JCF Holdings, Inc. The amount of reported income tax expense is different from the tax expense that would be computed by multiplying income before tax expense (as shown on the accompanying statement of income) by the appropriate statutory Federal income tax rate. A reconciliation of the tax expense is as follows:

| | Year Ended December 31, 2011 |
|---|---|
| Computed expected tax expense at statutory rate | $ 1,542,876 |
| State income taxes, net of federal benefit | 210,440 |
| Permanent items and other | 1,183 |
| | $ 1,754,499 |

The significant book to tax adjustments are as follows:

| | Year Ended December 31, 2011 | | | |
|---|---|---|---|---|
| | Amount | | Tax effect | |
| Income before taxes | $ | 4,537,872 | $ | 1,740,359 |
| Temporary differences | | (30,418) | | 14,140 |
| Taxable income | $ | 4,507,454 | $ | 1,754,499 |

The provision for income tax expense consisted of the following:

| | Year Ended December 31, 2011 | |
|---|---|---|
| Current tax expense | $ | 1,740,359 |
| Deferred tax expense | | 14,140 |
| Total tax expense | $ | 1,754,499 |

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the net deferred tax asset are as follows:

| | December 31, 2011 | |
|---|---|---|
| Lapse allowance | $ | 9,172 |
| Accrued bonus | | 10,888 |
| Agent advances allowance | | 356 |
| Total deferred tax assets | $ | 20,416 |

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred assets will not be realized. The ultimate realization of deferred taxes is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. The Company believes it is more likely than not that the Company will realize the benefits of these deductible differences.

*Uncertain Tax Positions*
The Company does not anticipate that unrecognized tax benefits will change significantly within the next 12 months. If there were any unrecognized tax benefits, the Company would recognize potential accrued interest and penalties related to unrecognized tax benefits as a component of the provision for income taxes. As of December 31, 2011, the Company has no accrued interest and penalties.

The Company files income taxes in the U.S. federal jurisdiction and in various states and local jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years before 2008.

## 7. Regulatory Compliance

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under Subparagraph (k)(2)(i)— the Company will carry no margin or customer security accounts and will effectuate all financial transactions through a bank account, designated as "Special Account for the Exclusive Benefit of Customers of PJ Robb Variable Corporation".

## 8. Fair Value of Financial Instruments

The estimated fair value of the Company's financial instruments, which primarily consist of cash, receivables, and current obligations, approximates carrying value because of the short term maturity of these financial instruments.

## 9. Commitments and Contingencies

At December 31, 2011, management is not aware of any material contingent liabilities and the Company has no material future commitments.

## 10. Subsequent Event

Crump Group announced on February 3, 2012 that the Parent company is being sold to Branch Banking & Trust ("BB&T") (NYSE:BBT) along with the rights to the Crump name. The affiliate, Ascensus will continue business as usual, however the legal name of the holding company will change. The disposition of the Parent is expected to be effective as of April 2, 2012. The Company will continue to be a wholly owned subsidiary of the parent.

# P.J. Robb Variable Corporation

**(A wholly owned subsidiary of Crump Life Insurance Services, Inc.)**

## Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 and Statement Pursuant to Rule 17a-5(d)(4)

**December 31, 2011**

| | |
|---|---|
| Total stockholder's equity (from Statement of Financial Condition) | $ 13,372,846 |
| Deduct nonallowable assets | |
| Commissions receivable - net of allowances of $39,141 | 1,311,352 |
| Agent advances, net of allowance of $924 | 1,408 |
| Accounts receivable from affiliate | 35,604 |
| Deferred tax assets | 20,416 |
| Prepaid expenses | 92,857 |
| Goodwill | 10,519,000 |
| Net capital | 1,392,209 |
| Net capital requirement (greater of 6 2/3 percent of aggregate indebtedness or $250,000) | 250,000 |
| Excess net capital | $ 1,142,209 |
| Total aggregate indebtedness | $ 2,859,717 |
| Percentage of aggregate indebtedness to net capital | 205% |

**Statement Pursuant to Paragraph (d)(4) of Rule 17a-5**

There are no material differences between the net capital as shown above and the corresponding computation prepared by the Company for inclusion in its amended unaudited Part II FOCUS Report filing at December 31, 2011 filed on February 17, 2012.

BDO

Tel: 214-969-7007
Fax: 214-953-0722
www.bdo.com

700 North Pearl
Suite 2000
Dallas, Texas 75201

**Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3**

Board of Directors and Stockholder of
P.J. Robb Variable Corporation

In planning and performing our audit of the financial statements and supplemental schedules of P.J. Robb Variable Corporation (a wholly owned subsidiary of Crump Life Insurance Services, Inc.) (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO USA, LLP

Dallas, Texas
February 21, 2012

# BDO

**Independent Accountant's Agreed-Upon Procedures Report**

To the Board of Directors and Stockholder of
P.J. Robb Variable Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 related to the Certification of Exclusion from Membership (Form SIPC-3) filed by P.J. Robb Variable Corporation (the "Company") with the Securities Investor Protection Corporation ("SIPC"), we have performed the procedures enumerated below with respect to the accompanying Schedule of Revenues for the year ended December 31, 2011, which were agreed to by the Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's claim for exclusion from membership in SIPC. The Company's management is responsible for the preparation of the Schedule of Revenues and compliance with exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A)(ii) of the Securities Investor Protection Act of 1970 ("SIPA") for the year ended December 31, 2011. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared to Total Revenues amount included in the Schedule of Revenues for the year ended December 31, 2011 to the total revenues in the Company's audited financial statements included in Form X-17A-5 for the year ended December 31, 2011 noting no differences;

2. Compared the amount in each revenue classification reported in the Schedule of Revenues prepared by the Company for the year ended December 31, 2011 to the system generated Paragon variable annuity placed case report noting no differences;

3. Proved the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Revenues for the year ended December 31, 2011 and in the related schedules to the system generated Paragon variable annuity placed case report noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's claim for exclusion from membership in SIPC. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BDO USA, LLP

February 21, 2012

BDO

Schedule of Revenues for the year ended December 31, 2011*

| | | |
|---|---|---|
| $ | 6,528,945 | Commission processing of shares of registered open and investment companies or unit investment trusts |
| | 35,340 | Sales of variable annuities |
| | 6,965,300 | Insurance commission and fees |
| | - | Investment advisory services to one or more registered investment companies or insurance company separate accounts |
| $ | 13,493,523 | Total Revenues *(as stated in the audited financial statements)* |

* The classifications above are derived from Form SIPC-3.